UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 12, 2013

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Outcome of Strategic Review & Commitments for 2015 dated 12 February 2013

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: February 12, 2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: February 12, 2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

12 February 2013

Barclays PLC

Barclays announces the outcome of its strategic review and sets out commitments for 2015

Antony Jenkins, Barclays PLC ("Barclays"), Group Chief Executive said today: "Barclays is changing. We intend to change what Barclays does and how we do it and have set out clear commitments against which our progress can be measured. Our goal is to make Barclays the 'Go-To' bank for all our stakeholders. The plan that we set out today is critical to delivering that goal.

Our plan is built on a rigorous review of 75 distinct business units to determine not only their ability to generate an appropriate and sustainable return on equity, but also their strategic attractiveness, including their impact on Barclays reputation. We expect to make good progress towards our financial commitments by 2014 and deliver them fully during 2015.

We have today set out a new course for the future of Barclays. I am extremely proud of the way our 140,000 staff have overcome the difficulties of the last year and shown the resilience necessary to deliver the results we announced this morning. It gives me great confidence in our ability to deliver our goal and from today I am determined that no-one should be able to question our intent or our commitment to the path that I have set out."

Commitments

Based on the results of its strategic review, Barclays is today making several commitments.  Barclays seeks to:

Financial commitments
• Deliver a return on equity for the Group in excess of the Group cost of equity in 2015, which we have assumed will remain at the current 11.5% level;

•     In 2013, reduce headcount by at least 3,700 across the Group, including 1,800 in the Corporate & Investment Bank and 1,900 in Europe Retail and Business Banking.  This is expected to result in a restructuring charge of close to £500m in Q1 2013;

•     Reduce the Group's total cost base by £1.7bn to £16.8bn in 2015, including interim cost estimates of £18.5bn and £17.5bn in 2013 and 2014 respectively.  This excludes 'one-time' costs to achieve the strategic plan of £1bn in
       2013, £1bn in 2014 and £0.7bn in 2015, delivering a Group cost to income ratio in the mid 50s in 2015;

•     Target Risk Weighted Assets (RWAs) of £440bn by the end of 2015, after mitigating the estimated impact of CRD IV (£81bn) through legacy asset and other RWA reductions (£75bn), enabling RWA investment in selected areas;

• Report a transitional Common Equity Tier 1 ratio above its target ratio of 10.5% in 2015; and
• From 2014, accelerate our progressive dividend policy, targeting a payout ratio of 30% over time.

Non-financial commitments
• Provide greater disclosure and transparency around our financial performance;
• Embed our purpose and values across Barclays and publish an annual scorecard assessing our performance
Actions

The strategic review concluded that Barclays will:

• Focus solely on activities that support customers and clients in geographic markets and businesses where Barclays has scale and competitive advantage;
• Focus investment in the UK, US and Africa, whilst maintaining an appropriate presence across Europe and Asia to support our global Investment Banking franchise;
• Restructure Barclays European retail operations to focus on the mass affluent customer segment;
• Reposition Barclays European and Asian Equities and Investment Banking Division businesses to reflect the market opportunities and maintain a relevant proposition for our clients;
• Close the Structured Capital Markets business unit;
• Manage RWAs more efficiently through a run-off of legacy assets in Europe and the Investment Bank and invest in high-return businesses such as UK mortgages, Barclaycard and Wealth; and
• Reduce total costs significantly across the Group by operating more efficiently.

Context

The actions and commitments set out by Barclays today are built around a programme called Transform, composed of three parts: Turnaround; Return Acceptable Numbers; and Sustain Forward Momentum. That work includes:

• Introducing new Goals, Purpose and Values for the Group on 17 January 2013;

•     Completing a detailed  analysis of 75 business units, assessing  each against two criteria: 1) the attractiveness of the market (reflecting overall size, profit pools, reputational risk, competitor positioning and regulation) and 2)
       our ability to generate a sustainable return on equity in excess of our Group cost of equity, which is assumed to remain constant for the life of the plan;

•     Building a financial plan based on conservative assumptions for the economic outlook and regulatory reform and factoring in the pro-forma impacts of Basel III and allocation of head office into decisions;

• Building new capabilities to ensure sustainable financial performance, including changes to culture, rewards, control and cost management.

A presentation for institutional investors and analysts will be held today at 12:30 GMT, Lindley Hall, London SW1P 2QW.

The briefing will be webcast via www.barclays.com/investorrelations and a live conference call facility made available by dialling 0845-401-0014 (UK) or +44 (0)203-059-8116 (all other locations) and quoting 'Barclays'. Following the presentation there will be an opportunity to participate in a Q&A session.

Supporting presentation slides will be made available for viewing and access at www.barclays.com/investorrelations. Speech transcripts will be posted later in the day.

- Ends -

For further information, please contact:

Barclays
Investor Relations                                                            Media Relations
Charlie Rozes                                                                     Giles Croot
+44 (0) 207-116-5752                                                        +44 (0) 207-116-4755

About Barclays
Barclays is a major global financial services provider engaged in personal banking, credit cards, corporate and investment banking, and wealth and investment management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 140,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. For more information, please visit the Barclays website: www.barclays.com.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Barclays Group (the "Group")'s plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements.

These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts.

Forward-looking statements sometimes use words such as "may", "will", "seek", "continue", "aim", "anticipate", "target", "projected", "expect", "estimate", "intend", "plan", "goal", "believe" or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, assets, impairment charges, business strategy, capital ratios, leverage, payment of dividends, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic, Eurozone and global macroeconomic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and foreign exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities (including requirements regarding capital and Group structures and the potential for one or more countries exiting the Eurozone), changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards ("IFRS") applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, the outcome of current and future legal proceedings, the success of future acquisitions and other strategic transactions and the impact of competition, a number of which factors being beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements.

Any forward-looking statements made herein speak only as of the date they are made. Except as required by the UK Financial Services Authority, the London Stock Exchange plc (LSE) or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Barclays expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has published or may publish via the Regulatory News Service of the LSE and/or has filed or may file with the US Securities and Exchange Commission.